Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

April 18, 2011

By Fax and Edgar

Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax:         202-772-9349

Re: Advanced Ventures Corp.
Amendment No. 5 to Registration Statement on Form S-1
Filed April 6, 2011
File No. 333-169861

Dear Mr. Mancuso:

Advanced Ventures Corp. (“AVC”) acknowledges receipt of the letter dated April 13, 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Sixth Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that AVC is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

We have no track record that would provide a basis for assessing our ability, page 9

1.
Please expand your disclosure added in response to prior comment 6 to clarify, if true, that (1) like your company, the business plan initially disclosed by the companies that you cite was to commercialize the technology acquired from the law firm that sold your patent to you and (2) no such company has yet commercialized the technology that it acquired from the law firm that sold your patent to you.

Response:          Revised.  We have expanded our disclosure in Risk Factor No. 6 on page 9 of the document and the Use of Proceeds section on page 15 of the document to clarify that like AVC, the business plan initially disclosed by the companies that we cite in this risk factor was to commercialize the technology acquired from Ms. Appelfeld or her law firm.  We have also updated our disclosure to state that to our knowledge, none of the listed companies has yet to commercialize the technology that it acquired from Ms. Appelfeld or her law firm.  See the Sixth Amended Draft.

State securities laws may limit secondary trading, page 14

2.	Regarding your response to prior comment 5:

•
It is unclear why you believe your disclosure that you do not know in which states, if any, you will be selling the offered securities provides investors  all required information about your plan of distribution. Please advise or revise.

•
Please clarify the role in your offering of the broker dealers who agree to serve as "market-makers for [y]our common stock" mentioned in the last paragraph of this section. Please ensure that you clearly identify any parties that are underwriters as defined in the Securities Act of 1933.

Response:          Revised.

•           We have revised our disclosure in Risk Factor No. 28 on page 14 of the document and in the “Plan of Distribution” section on page 30 of the document to disclose that Rachel Feldstein, our Secretary and director, resides outside of the United States, and initially intends to sell the offered securities to foreign investors.  Should she be unsuccessful in selling all of the offered securities to foreign investors, she may seek to locate investors in the United States, in which case, the Company will then address all applicable state law registration requirements.  Please see the Sixth Amended Draft.

•           We have not identified any broker-dealers and have no intention of employing any broker-dealers to distribute the shares being offered pursuant to the registration statement.  The reference to “market-makers” is a reference to our intention to have our securities listed on the OTCBB.  We will consult with our market-maker regarding which states, if any, to register our securities. Please see the Sixth Amended Draft.

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

Our Common Stock, page 29

3.
We note your revisions in response to prior comment 6. With a view toward clarified disclosure, please tell us why you believe there is doubt about the applicability of Rule 144(i) given Rule 144(i)(1)(i) and your assets and operations.

Response:          Revised.  We have revised the last sentence in the “Our Common Stock” section on page 29 of the document to state as follows:  “However, in the event that we do not raise sufficient funds in this offering to commence operations, we would be considered an issuer that has no or nominal operations and no or nominal non-cash assets, in which case Rule 144(i) would apply, and stockholders holding unregistered shares would be unable to use Rule 144 to resell their stock until twelve months after we have operations and more than nominal assets.” Please see the Sixth Amended Draft.

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact us at Tel: +972-542066024.

Sincerely,

Jacky Shenker, President and Director
Advanced Ventures Corp.

VIA EDGAR

cc:           Tom Jones, Securities and Exchange Commission, Division of Corporation Finance - Edgar